UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: February 2, 2021

(Date of earliest event reported)

LIGHTHOUSE LIFE CAPITAL, LLC

(Exact name of issuer as specified in its charter)

Delaware	85-2947076
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1100 E. Hector Street, Suite 415
Conshohocken, PA 19428
(Full mailing address of principal executive offices)

445-200-5650
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: 8.5 % Senior Beacon Bonds and 6.5% Senior Beacon Bonds

ITEM 1. FUNDAMENTAL CHANGES

On February 2, 2021, Lighthouse Life Capital, LLC (the “Company”) entered into an Amended and Restated Limited Liability Company Agreement (“A&R Agreement”), replacing the original agreement dated July 8, 2020, in its entirety. The A&R Agreement, among other things, (i) corrected the Company’s fiscal year end from December 31 to September 30 of each year, and (ii) provided for the President and Chief Executive Officer of the Company and the Chief Financial Officer of the Company, to serve as signatories for the Company’s bank accounts.

ITEM 9. OTHER EVENTS

On February 2, 2021 by the written consent of the sole member of the Company, LHL Strategies, Inc. (the “Sole Member”), the Company appointed Michael D. Freedman as President and Chief Executive Officer of the Company and Jennifer F. Breen as Chief Financial Officer of the Company. Mr. Freedman and Ms. Breen continue to serve in the respective foregoing roles for our sole member as well.

Exhibits

Exhibit No.	Description of Exhibit
1.1	Amended and Restated Limited Liability Company Agreement of Lighthouse Life Capital, LLC dated February 2, 2021

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lighthouse Life Capital, LLC, a Delaware limited liability company

By:	LHL Strategies, Inc.,
a Delaware corporation
Its:	Sole Member

By:	/s/Michael D. Freedman
Name: Michael D. Freedman
Its: Chief Executive Officer